May 20, 2019

Via EDGAR Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E Washington, DC 20549
Absolute Shares Trust
Registration Nos: 333-192733 and No. 811-22917
Response to Oral Comments

Dear Ladies and Gentlemen:

On behalf of our client, Absolute Shares Trust (the “Trust”), we are submitting this correspondence to the Securities and Exchange Commission (the “Commission”) to provide supplemental responses to oral comments made by the staff of the Commission (the “Staff”) with respect to Post-Effective Amendment No. 18 (the “Prior Amendment”) under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 21 under the Investment Company Act of 1940 (the “1940 Act”) to its Registration Statement on Form N-1A (the “Registration Statement”) that was filed with the Commission on March 13, 2019 concerning the registration of the shares of the following exchange traded funds:

WBI BullBear Trend Switch US Total Return ETF (“WBIN”);
WBI BullBear Trend Switch US 1000 ETF (“WBIK”);
WBI BullBear Trend Switch US 2000 ETF (“WBIM”);
WBI BullBear Trend Switch US 1000 Total Return ETF (“WBIO”);
WBI BullBear Trend Switch US 2000 Total Return ETF (“WBIS”); and
WBI BullBear Trend Switch US 3000 Total Return ETF (“WBIT”)

each of which is a series of the Trust (each a “Fund” and collectively, the “Funds”). Capitalized terms used but not defined herein are used with the meanings given to them in the Prior Amendment.

With respect to Staff’s comments delivered telephonically by Mr. Raymond Be in communications occurring on May 10, 2019, we have responded supplementally below. Reponses of the Trust will also be provided by a further post-effective amendment to the Registration Statement (the “Amendment”) pursuant to Rule 485(b) under the 1933 Act, as indicated below.

In the following discussion, we have summarized the Staff’s oral comment in bold and provided the Trust’s response immediately thereafter.  Page numbers referenced below are to the prospectus pages contained in the Prior Amendment.  The comments have been numbered for convenience.

General

1.	Please file supplementary responses no later than five business days before filing the subsequent 485(b) amendment.

This correspondence is being submitted at least five business days before the filing of the Amendment.

2.	To the extent applicable, where the Trust responds to a comment in one location, please make corresponding changes concerning similar disclosures appearing elsewhere in the Registration Statement.

Where we respond to a comment concerning one location of the Amendment, we also will make corresponding changes concerning similar disclosures appearing elsewhere in the Amendment.

Prospectus

Summary - Principal Investment Strategies, page 5.

3.	In the fourth paragraph, please consider explaining the effect of duration on a security’s value when interest rates change.

The Amendment will include the requested explanation.

4.	In the fourth paragraph, the sentence beginning with the words “The intersection of the credit quality signals . . . ,” should be reworded in plain English.

The suggested revision will be made in the Amendment.

Summary - Principal Investment Strategies, pages 5 & 6 (Bond Model Portfolio Turnover).

5.
In the fifth paragraph on page 5, the Staff notes the statement, “Credit quality probability analysis seeks to predict which of the three possible credit quality debt securities market segments is likely to perform best in the subsequent week.” This suggests that the Fund’s portfolio could experience a weekly portfolio turnover rate of 100% (annualized to 5,200%).  The second paragraph on page 6 states: “The Sub-Advisor expects that the Fund’s investment strategy will result in a portfolio turnover rate in excess of 100% on an annual basis.” The disclosure on page 6 and elsewhere should be revised to indicate the expected or anticipated portfolio turnover rate of the Fund since a suggested potential turnover rate of anywhere from 101% to 5,200% appears insufficient.

The Sub-Advisor, based on the performance of its investment models that will be used by each Fund from June 24, 1996 through December 31, 2018, anticipates that the typical future annual portfolio turnover rate of each Fund will be as follows:

•	WBIN: in excess of 700%;
•	WBIK: in excess of 100%;
•	WBIM: in excess of 100%;
•	WBIO: in excess of 300%;
•	WBIS: in excess of 300%; and
•	WBIT: in excess of 300%.

In some years, a Fund’s actual portfolio turnover rate may be higher or lower than that listed above. Nevertheless, the Sub-Adviser believes that portfolio turnover rates materially greater than those indicated above (in excess of 1,000%, for instance) would require extreme and sustained market volatility and would therefore be potentially misleading to indicate in the prospectus - even for WBIN. As such, the Amendment will be revised to show the anticipated portfolio turnover rate as listed above for each Fund. In addition, the Amendment will contain further disclosure about the costs and risks of high portfolio turnover rates as set forth in the response to Comment No. 6 below.

6.
Extremely high portfolio turnover rates would appear to implicate high portfolio transaction costs and potentially high short-term capital gains tax liabilities to be borne by shareholders. Please explain that higher transaction costs and potential short team capital gains tax liabilities are expected to accrue from the Fund’s principal investment strategy.  Conversely, please explain to the Staff supplementally why such portfolio transaction costs and/or short term capital gains tax liabilities would not be material to Fund shareholders.

The Amendment will contain the following discussion immediately following the disclosure of each Fund’s anticipated portfolio turnover rate (e.g., for WBIN the following sentence will appear immediately following “in excess of 700%” on page 6):

“Since the Fund’s principal investment strategy is expected result in a higher annual portfolio turnover rate than that of many other investment companies, the Fund may experience higher portfolio transaction costs and Shares held in taxable accounts may incur higher taxes than what may be experienced by other investment companies and their shares.”

Further, the portfolio turnover risk disclosure will be revised in the Principal Risks of each Fund. For instance, the portfolio turnover risk factor for WBIN will read as follows:

“High Portfolio Turnover Risk - The Fund’s anticipated annual portfolio turnover rate is in excess of 700%. Such a high portfolio turnover rate has the potential to (1) cause high portfolio transaction costs that could negatively impact Fund performance, and (2)  result in the realization and distribution to shareholders of higher capital gains, which may subject you to a higher tax liability. At times of extreme and prolonged market volatility, the Fund may have a portfolio turnover rate substantially greater than 700%. A higher portfolio turnover rate would result in correspondingly greater transaction expenses, including brokerage commissions, dealer mark ups and other transaction costs, on the sale of securities and on reinvestment in other securities, which may result in reduced performance, and the distribution to shareholders of additional capital gains for tax purposes. These factors may negatively affect the Fund’s performance.”

Summary - Principal Investment Strategies, page 6 (List of Principal Fund Investments).

7.	Please delete the words “such as” from the first line of this page. All principal investments of the Fund should appear in the following list.

The suggested revision will be made in the Amendment.

8.
Please delete the third or last sub-bullet point, “other derivatives . . .”. Please ensure the list contains the specific types of derivatives that are a part of the Fund’s principal investment strategy.

The suggested revision will be made in the Amendment.

Summary - Principal Risks, pages 6-9.

9.	Please reorder the risks so that they appear in order of materiality rather than alphabetically.

The Trust respectfully declines to reorder principal risks in order of their materiality. Form N-1A does not indicate that risks should appear in the order of materiality. The registrant believes that ranking risks by materiality is a subjective and inexact task that may lead to investor confusion. Instead, the following language will be added to the Amendment introducing the Principal Risks of the Funds:

“Losing all or a portion of your investment is a risk of investing in the Fund. The following additional risks could affect the value of your investment, and are ordered alphabetically rather than by importance. You should understand these risks before investing.”

10.	Please consider renaming “Active ETF Risk” since this risk discussion seems applicable to Authorized Participants and all ETFs.

The suggested revision will be made in the Amendment.

11.
The Staff notes that the “ETF and Other Investment Companies Risk” disclosure suggests that the Fund may invest in leveraged or inverse ETFs. Please provide supplemental information as to the amount of expected use by the Fund of inverse and leveraged ETFs in its principal investment strategies. Depending on the Trust’s response, the Staff may have further comments.

None of the Funds will invest in leveraged or inverse ETFs. This risk disclosure is simply describing that the Fund will be exposed to leverage to the extent the portfolio of the underlying fund in which the Fund invests is exposed to leverage. The Sub-Advisor does not include leveraged or inverse ETFs, as described in the Commission Office of Investor Education and Advocacy Investor Alert, dated August 1, 2009, as an “additional investment strategy,” let alone as a principal investment strategy, for any Fund.

12.	To the extent that the Fund used listed or over-the-counter derivatives as a principal strategy, please include a derivatives risk factor discussion.

A derivatives risk factor tailored to each Fund will be added in the Amendment.

13.	Pleased verify the accuracy of the last sentence of “Interest Rate Risk.”

This sentence will be revised in the Amendment to indicate that interest rate risk is typically lower with short-term bonds and higher with long-term bonds.

14.
As a general matter, please tailor all risk disclosures to each Fund. For example, the WBIN risk factors entitled “Investment Style Risk” and “Market Risk” discuss issues relating to investments in equity securities that do not appear applicable to WBIN. Likewise, the “High-Yield Securities Risk” on pages 14 and 21 would not seem to apply to WBIK and WBIM, respectively, and the discussion of bonds in the “Investment Style Risk” of equity Funds (e.g., WBIK, page 8, and WBIM, page 15) should be deleted.

The Principal Risks for each Fund will be tailored to each Fund’s principal investment strategies.

15.	The “Quantitative Model Risk” and “Trend Lag Risk” should be reworded in plain English.

These risk factors will be revised in the Amendment as suggested.

Summary - Principal Investment Strategies, page 12.

16.	The paragraph beginning “The Sub-Advisor’s Equity Indicator determines when . . .” should be re-worded in plain English.

The disclosure will be revised in the Amendment as suggested.

Summary - Principal Risks, pages 36 and 44 (WBIS and WBIT).

17.	Please add an “Active ETF Risk” similar to that provided for the other Funds.

This risk will be added for WBIS and WBIT in the Amendment.

Statutory Prospectus - Description of the Principal Risks of the Funds, pages 52-53 (Principal Risk Chart).

18.
On page 52, please ensure that the chart accurately reflects the principal risks of each Fund as disclosed in the Summary of each Fund. Conversely, certain risks listed in the chart should also appear in the Funds’ Summary sections. For example, the Equity Options Risk listed in the chart should appear in the Funds’ Summary sections. Otherwise, please delete risk factors from the chart that are not applicable to any Fund. For example, the “Fluctuation of Net Asset Value Risk” does not appear in any Fund’s Summary section.

The Amendment will be revised to ensure that the statutory prospectus’ chart of principal risks and its discussion of principal risks is in accord with the principal risk disclosures contained in each Fund’s Summary section.

*****

Please do not hesitate to contact me at (212) 536-3988, or in my absence, Uri Segelman at (212) 536-4818, if you have any questions or comments with respect to the foregoing responses.

Very truly yours,

/s/ Peter J. Shea

cc:	Mr. Raymond Be Mr. Don Schreiber, Jr. Mr. Matthew Bromberg Mr. Tracey Crespo Mr. Uri Segelman